Exhibit 99.3

Ernst & Young LLP Chartered Accountants 100 Adelaide St W M5H 1S3	Tel: +1 416 864 1234 Fax: +1 416 864 1174 ey.com/ca

December 6, 2021

Ontario Securities Commission

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador
Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registries of Securities, Nunavut

Dear Sirs/Mesdames:

Re:	Mind Medicine (MindMed) Inc.
Change of Auditor Notice dated December 6, 2021

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ Ernst & Young LLP

Cc: The Board of Directors, Mind Medicine (MindMed) Inc.

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